EXHIBIT 99.1

Endeavour Silver Updates 2020 Mineral Reserve and Resource Estimates

VANCOUVER, British Columbia, Feb. 03, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) reports updated Mineral Reserve and Resource Estimates for its three operating silver-gold mines in Mexico, Guanacevi in Durango state, Bolanitos in Guanajuato state and El Compas in Zacatecas state, and two key exploration and development projects, Terronera in Jalisco state and Parral in Chihuahua state.

2020 Mineral Reserve and Resource Highlights (Compared to December 31, 2019)

  Silver Proven and Probable Mineral Reserves increased 11% to 48.6 million ounces (oz)
  Gold Proven and Probable Mineral Reserves decreased 1% to 472,000 oz
  Silver equivalent Proven and Probable Mineral Reserves of 86.3 million oz (80:1 silver:gold ratio)

  Silver Measured and Indicated Mineral Resources decreased 11% to 25.9 million oz
  Gold Measured and Indicated Mineral Resources decreased 2% to 222,500 oz
  Silver equivalent Measured and Indicated Mineral Resources of 43.7 million oz

  Silver Inferred Mineral Resources increased 6% to 64.4 million oz
  Gold Inferred Mineral Resources decreased 1% to 283,800 oz
  Silver equivalent Inferred Mineral Resources of 87.1 million oz

Bradford Cooke, CEO of Endeavour, stated, “Our brownfields exploration programs were successful last year in replacing our reserves and resources.  Reserves and resources increased significantly at Guanacevi due to our successful exploration of the El Curso property, which separates and adjoins our current Milache and historic Porvenir Cuatro orebodies.  With additional drilling, these have the potential to become one large orebody, on the scale of our original Porvenir Norte discovery which we mined for 15 years.”

“At Bolanitos and El Compas, reserves and resources declined somewhat, however we continued to make new discoveries in each district. Bolanitos benefited from the delineation of the Melladito discovery and El Compas benefited from the discovery of new silver-gold-lead-zinc resources on the Calicanto property near the plant. We are currently evaluating the economic potential of these new resources at El Compas. After conducting minimal exploration drilling at Terronera and none at Parral in 2020, we have returned our focus to expanding resources at these two projects in 2021.”

Mineral Reserve and Resource Discussion

Proven and Probable Mineral Reserves for silver increased year on year by 11% to 48.6 million oz, while Proven and Probable Mineral Reserves for gold remained relatively unchanged to 472,000 oz. Silver equivalent Mineral Reserves increased 5% year on year to 86.3 million oz (at a silver to gold ratio of 80:1), due mainly to delineating new reserves and resources at Guanacevi.

Measured and Indicated Mineral Resources for silver decreased by 11% to 25.9 million oz and Measured and Indicated Mineral Resources for gold decreased by 2% to 222,500 oz gold. Silver equivalent Measured and Indicated Mineral Resources declined 8% to 43.7 million oz due mainly to reserve and resource reductions at Bolanitos and Compas.

Inferred Mineral Resources for silver increased by 6% to 64.4 million oz and Inferred Mineral Resources for gold decreased by 1% to 283,800 oz.  Silver equivalent Inferred Mineral Resources rose 4% to 87.1 million oz due mainly to gains at Guanacevi and El Compas.

Mineral Reserve and Resource Estimates at December 31, 2020 (1-23)

Silver-Gold Proven and Probable Reserves
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
	(000s)				(000s)	(000s)	(000s)
Proven
Guanacevi	141	319	0.82	385	1,445	3.7	1,742
Bolanitos	76	34	2.62	243	83	6.4	596
El Compas	10	53	3.30	317	17	1.1	103
Total Proven	227	212	1.53	334	1,546	11.2	2,441
Probable
Guanacevi	948	346	0.95	422	10,554	28.8	12,859
Bolanitos	237	53	2.51	254	405	19.1	1,930
El Compas	19	95	4.63	466	57	2.8	279
Terronera	5,563	201	2.29	380	36,013	410.0	68,813
Total Probable	6,766	216	2.12	382	47,029	460.7	83,882
Total P+P	6,994	216	2.10	380	48,574	471.9	86,323

Silver-Gold Measured and Indicated Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
	(000s)				(000s)	(000s)	(000s)
Measured
Guanacevi	95	405	0.88	475	1,240	2.7	1,456
Bolanitos	35	76	2.37	265	85	2.6	296
El Cubo	19	224	1.89	375	140	1.2	235
Total Measured	150	305	1.36	413	1,465	6.5	1,987
Indicated
Guanacevi	566	363	0.82	428	6,603	14.9	7,797
Bolanitos	433	166	2.27	347	2,314	31.6	4,840
El Cubo	32	209	2.03	371	214	2.1	380
Guadalupe y Calvo	1,861	119	2.38	309	7,120	142.4	18,512
El Compas	21	75	6.22	573	50	4.1	381
Parral	433	271	0.00	271	3,700	0	3,700
Total Indicated	3,346	187	1.81	332	20,001	195.1	35,610
Total M+I	3,496	192	1.79	335	21,466	201.6	37,597

Silver-Gold Inferred Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
	(000s)				(000s)	(000s)	(000s)
Inferred
Guanacevi	866	495	1.18	589	13,765	32.7	16,384
Bolanitos	625	120	2.52	322	2,411	50.7	6,470
El Cubo	463	163	1.89	314	2,419	28.2	4,672
Guadalupe y Calvo	154	94	2.14	265	465	10.6	1,313
Terronera	1,080	208	2.26	389	7,239	79.0	13,559
El Compas	39	85	7	607	106	8.1	758
Parral	3,180	322	0.21	339	32,900	21.9	34,677
Total Inferred	6,407	288	1.12	378	59,306	231.3	77,833

Silver-Gold-Lead-Zinc Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz	Pb%	Zn%	Cu%
	(000s)				(000s)	(000s)	(000s)
Indicated
Guanacevi	363	208	0.26	229	2,421	3.1	2,670	0.78	1.32	-
Parral (Cometa)	180	55	1.17	149	320	6.8	860	3.20	3.30	-
Calicanto	360	146	0.97	224	1,690	11.0	2,600	3.19	4.17	0.11
Total Indicated	903	153	0.73	211	4,431	20.9	6,130	2.23	2.85	0.04
Inferred
Guanacevi	488	132	0.16	145	2,076	2.5	2,272	1.36	2.54	-
Parral (Cometa)	880	74	1.45	190	2,100	41.0	5,376	3.27	3.24	-
Calicanto	268	111	1.01	192	960	9.0	1,650	2.65	3.73	0.09
Total Inferred	1,636	97	0.99	177	5,136	52.5	9,298	2.60	3.11	0.02

Notes:

  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the Mineral Resources will be converted into Mineral Reserves.
  The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
  The Mineral Resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.
  Mineral Resources are exclusive of and in addition to Mineral Reserves.
  Guanacevi Mineral Resource and Mineral Reserve cut-off grades are based on a 225 g/t silver equivalent for Santa Cruz Sur of Guanacevi and 222 g/t silver equivalent for Santa Cruz, 237 g/t silver equivalent for Milache and 280 g/t silver equivalent for Ocampo and Porvenir Norte of Guanacevi; Metallurgical recoveries were 84.6% silver and 85.7% gold for Guanacevi. The cutoff grade applied for resource calculation at the regional polymetallic projects at Guanacevi (Noche Buena and Buena Fe) is 200g/t silver equivalent. The silver equivalent is based on the calculated NSR for each element based on the following price assumptions US$16.29/oz for silver, US$1,195/oz for gold, US$0.82/lb for lead and US$0.90/lb for zinc.
  Bolanitos, Mineral Resource and Mineral Reserve cut-off grades are based on 181 g/t silver equivalent for Lucero Ramp, Belen and Veta Madre, 173 g/t silver equivalent for La Luz Ramp and 181 g/t silver equivalent for San Miguel ramp area. Metallurgical recoveries were 84.7% silver and 88.9% gold for Bolanitos
  El Cubo Mineral Resource and Mineral Reserve cut-off grades are based on a 202 g/t silver equivalent for Area II (that comprises Dolores Mine) of El Cubo and 223 g/t silver equivalent for Areas I&IV (that comprise Santa Cecilia and San Nicolas Mines) of El Cubo. Metallurgical recoveries were 87.0% silver and 86.7% gold for El Cubo.
  El Compas Mineral Resource and Mineral Reserve cut-off grades are based on a 3.67 g/t gold equivalent. Metallurgical recoveries were 67.0% silver and 82.0% gold for El Compas
  Mineral Resource cut-off grades for Terronera was 150 g/t silver equivalent and the Mineral Reserve cut-off grades for Terronera and La Luz Deposits were 160 g/t and 216 g/t silver equivalent respectively.
  Mineral Resource and Mineral Reserve cut-off grades are based on a 100 g/t silver equivalent for Guadalupe y Calvo.
  Parral Mineral Resources are estimated at a cut-off grade of 130 g/t AgEq for Palmilla, Veta Colorada, and San Patricio, 200 g/t Ag for Sierra Plata, and an NSR cut-off value of US$55/t for El Cometa. The NSR and AgEq values are based on estimated metallurgical recoveries, assumed metal prices and smelter terms, which include payable factors, treatment charges, penalties, and refining charges. Metal price assumptions were: US$17/oz Ag, US$1,275/oz Au, US$1.15/lb Zn, and US$1.00/lb Pb. A minimum mining width of 1.5 m was used for Sierra Plata, and 1.75 m for all other veins.
  Calicanto Mineral Resources are estimated at a cut-off value of US$200 VIT (value in-situ) for Calicanto, Santa Fe and Misie veins areas. The VIT values are based on metal price assumptions of US$23.98/oz Ag, US$1,815/oz Au, US$3.5/lb Cu, US$0.94/lb Pb, and US$1.25/lb Zn. A minimum mining width of 1.0 m was used.
  Mining recoveries of 93% were applied for Guanacevi, Bolanitos and El Compas, 88% for El Cubo and 95% for Terronera for Mineral Reserve Estimate calculations. Minimum mining widths were 0.8 metres for Mineral Reserve Estimate calculations.
  Dilution factors for Mineral Reserve Estimate calculations averaged 34.7% for Guanacevi, 34% for Bolanitos and 35.7% for El Compas, and 10% for Terronera. For current operations dilution factors are based on vein width diluted to width of drive for lateral sill preparation (generally >30%) and internal stope dilution calculations and external dilution factors of 15% for cut and fill mining and 30% for long hole mining.
  Silver equivalent grades and ounces are based on a 80:1 silver:gold ratio and calculated including only silver and gold.
  Probable Mineral Reserves for Terronera includes the Terronera and La Luz Deposits.
  Inferred Mineral Resources for Terronera includes the Terronera, La Luz and Real Alto Area.
  Indicated and Inferred Silver-Gold Mineral Resources for "Parral" includes the Colorada, Palmilla and San Patricio areas.
  The Veta Colorada structure (Parral) does not contain gold on an economic scale.
  Price assumptions for Guanacevi, Bolanitos, El Cubo and El Compas are US$16.51/oz for silver, US$1,465/oz for gold.
  Price assumptions for Terronera are US$17/oz for silver, US$1,275/oz for gold.
  Price assumptions for Parral are US$15/oz for silver, US$1,275/oz for gold.
  Figures in tables are rounded to reflect estimate precision; small differences generated by rounding are not material to the estimates.

Dale Mah, P.Geo., Vice President Corporate Development of Endeavour, is the Qualified Person who reviewed and approved this news release and the technical information contained in these Mineral Reserve and Resource Estimates. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

The Mineral Reserve Estimate for Terronera in the technical report titled “Endeavour Silver Corp, Terronera Project, Jalisco State, Mexico” effective July 31, 2020 were undertaken by Independent Qualified Persons from Ausenco Engineering Canada Inc - Robin Kalanchey, P.Eng., P&E Mining Consulting - Eugene Puritch, P.Eng. FEC. CET, David Burga P.Geo., Yungang Wu, P.Geo., D. Gregory Robinson P. Eng., Wood Engineering - Humberto Preciado, P.E., Eugenio Iasillo P.E., JDS Mining - Mike Levy P.E., P.Eng., Moose Mountain – Mike Petrina P.Eng.

The Parral Mineral Resources disclosed in this press release have been estimated by Mr. Jose Texidor Carlsson, P.Geo., an employee of Roscoe Postle Associates (RPA) and independent of Endeavour. By virtue of his education and relevant experience, Mr. Texidor Carlsson is a “Qualified Person” for the purpose of National Instrument 43-101. The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014). Mr. Texidor Carlsson, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed Parral Mineral Resource estimates.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

Follow Endeavour Silver on Facebook, Twitter, Instagram and LinkedIn

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2021 including changes in mining operations and production levels, the timing and results of various activities and the impact of the COVID 19 pandemic on operations. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.